UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

☐	TRANSITIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to                     .

Commission file number: 000-024399

A.	Full title of the plan and the address of the plan, if different from that of the issuer below:

THE HOME SAVINGS & LOAN COMPANY 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Community Financial Corp.

275 West Federal Street

Youngstown, Ohio 44503

REQUIRED INFORMATION

The following financial statements and supplemental schedule for The Home Savings & Loan Company 401(k) Savings Plan are being filed herewith:

Description:

Contents of Financial Statements

Report of Independent Registered Public Accounting Firm

Audited Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2014 and December 31, 2013.

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014.

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP

Independent Auditors

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

Youngstown, Ohio

Financial Statements

December 31, 2014 and 2013

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

Youngstown, Ohio

Financial Statements

December  31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Home Savings & Loan Company

401(k) Savings Plan

Youngstown, Ohio

We have audited the accompanying statements of net assets available for benefits of The Home Savings & Loan Company 401(k) Savings Plan (“Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP
South Bend, Indiana June 23, 2015

1.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

	December 31, 2014	December 31, 2013
ASSETS
Investments, at fair value (Note 4)
Registered investment companies	$20,743,716	$20,468,065
Stable value fund	617,937	874,543
United Community Financial Corp. common stock	3,393,931	2,404,841

	24,755,584	23,747,449
Cash	178,653	90,933
Receivables
Notes receivable from participants	428,857	553,265

Total assets	25,363,094	24,391,647
Net assets reflecting all investments at fair value	25,363,094	24,391,647
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(22,597)	(11,732)

NET ASSETS AVAILABLE FOR BENEFITS	$25,340,497	$24,379,915

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

2.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2014

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$917,660
Dividends	1,853,667

2,771,327
Interest income on notes receivable from participants	22,226
Contributions
Participant	1,290,472
Employer	223,723
Rollover	114,312

1,628,507

Total additions	4,422,060
Deductions from net assets attributed to:
Benefits paid to participants	3,364,479
Administrative expenses	96,999

Total deductions	3,461,478

Net increase before plan transfer	960,582
Net assets available for benefits:
Beginning of year	24,379,915

End of year	$25,340,497

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

3.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1—DESCRIPTION OF PLAN

The following description of the Home Savings & Loan Company 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete description of the Plan’s provisions.

General: The Plan was established by The Home Savings & Loan Company (the Company) effective January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees of the Company are eligible to become a participant in the Plan on their date of hire if not a member of a union with which the Company has a collective bargaining agreement, a nonresident alien, a leased employee, a limited service employee, or a seasonal employee.

Contributions: Participants may authorize up to 100% of their annual pretax compensation, subject to Internal Revenue Code limitations, to be withheld by the Company through payroll deductions. The Plan also allows any participant who has attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). The Company may make a matching contribution based on a percentage of participant contributions, as determined each year by the Company. For 2014 the Company matched 25% up to the first 6% of the participant compensation deferred. Additional amounts may be contributed at the option of the Company and are subject to certain limitations. There were no such additional contributions made for the 2014 Plan year.

Participant Accounts: Each participant account is credited with the participant’s contribution, and an allocation of (a) the Company’s contributions, (b) net investment earnings, and (c) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, including common stock of United Community Financial Corp., the Company’s parent.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Any employer contributions vest accordingly to the following schedule:

Years of Service	Vest %
Less than 1	0%
1	0%
2	0%
3	100%

Forfeited Accounts: These accounts are first used to restore the previously forfeited account balances of qualifying participants that resume employment with the Company. Any remaining forfeitures are used to reduce future Company contributions or are used to pay administrative expenses. During 2014, forfeitures aggregating $4,930 were used to reduce employer contributions. During 2014, no forfeitures were used to pay plan expenses. The remaining balances of forfeitures available as of December 31, 2014 and 2013 were $0 and $915, respectively.

(CONTINUED)

4.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1—DESCRIPTION OF PLAN (CONTINUED)

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Payment of Benefits: Participants who have attained age 59-1/2 may elect to withdraw all or part of the value of the participant’s vested account balance. Withdrawals can also be made at any time if an employee encounters a severe financial hardship. Vested amounts are distributed to participants upon termination of employment. Participants may receive their distribution in either a lump sum payment or in installment payments.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear a fixed interest rate at the prime rate plus 1% as of the beginning of the quarter. The beginning interest rate is not reset. Principal and interest are paid through payroll deductions.

NOTE 2—SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value (see Note 5). Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income on notes receivables from participants is recorded on the accrual basis. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in a fully benefit-responsive investment contract through its investment in a stable value fund.

(CONTINUED)

5.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 2—SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Estimates: The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from those estimates. Estimates of investment valuation are particularly subject to change in the near term.

Payment of Benefits: Benefits are recorded when paid.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, a stable value fund, and common stock of the parent of the Company, United Community Financial Corp. (UCFC). The underlying investments are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Concentration of Credit Risk: At December 31, 2014 and 2013, approximately 13% and 10%, respectively, of the Plan’s assets were invested in UCFC common stock.

NOTE 3—RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

(CONTINUED)

6.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 4—INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31, 2014
	Units or Shares	Fair Value
United Community Financial Corp. Common Shares	632,017	$3,393,931
Registered Investment Companies
American Funds Fundamental Investors A Fund	34,075	1,773,965
American Funds Investment Company of America A Fund	51,456	1,907,985
Victory Diversified Stock Fund	76,779	1,584,720
American Funds Growth Fund of America A	38,195	1,630,150
American Funds AMCAP A Fund	54,955	1,538,741
Davis New York Venture A Fund	38,400	1,414,666
American Funds American Balanced Fund	91,265	2,258,800

	December 31, 2013
	Units or Shares	Fair Value
United Community Financial Corp. Common Shares	673,625	$2,404,841
Registered Investment Companies
American Funds Fundamental Investors A Fund	34,733	1,805,060
American Funds Investment Company of America A Fund	44,164	1,620,826
Victory Diversified Stock Fund	73,390	1,601,368
American Funds Growth Fund of America A	39,477	1,697,496
American Funds AMCAP A Fund	52,724	1,440,954
Davis New York Venture A Fund	34,764	1,439,580
American Funds American Balanced Fund	90,603	2,212,521

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

Shares of registered investment companies	$(309,453)
Units of stable value fund	15,442
United Community Financial Corp. common stock	1,211,671

$917,660

(CONTINUED)

7.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 5—FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.

Accounting guidance establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The descriptions of the valuation methods and assumptions used by the Plan to estimate the fair value of investments are as follows:

Common stock: The fair values of UCFC common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Registered investment companies: The fair values of registered investment companies are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs). The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no advance notification requirement.

(CONTINUED)

8.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 5—FAIR VALUE MEASUREMENT (CONTINUED)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Fair Value Measurements at December 31, 2014 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered investment companies
Asset allocation	$152,769	$—	$—
Balanced funds	3,294,360	—	—
Diversified emerging market funds	36,179	—	—
Domestic equity large cap funds	11,185,557	—	—
Domestic equity mid cap funds	716,824	—	—
Fixed income funds	1,476,305	—	—
Foreign equity funds	3,030,389	—	—
Intermediate multi-sector funds	19,875	—	—
Money market funds	768,178	—	—
World allocation funds	63,280	—	—
UCFC common stock	3,393,931	—	—
Stable value fund	—	617,937	—

(CONTINUED)

9.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 5—FAIR VALUE MEASUREMENT (CONTINUED)

	Fair Value Measurements at December 31, 2013 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered investment companies
Asset allocation	$62,106	$—	$—
Balanced funds	3,229,560	—	—
Diversified emerging market funds	9,467	—	—
Domestic equity large cap funds	10,785,739	—	—
Domestic equity mid cap funds	881,417	—	—
Fixed income funds	1,374,152	—	—
Foreign equity funds	3,379,944	—	—
Intermediate multi-sector funds	18,232	—	—
Money market funds	687,553	—	—
World allocation funds	39,895	—	—
UCFC common stock	2,404,841	—	—
Stable value fund	—	874,543	—

(CONTINUED)

10.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 6—PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan for administrative functions he or she performs. The Plan holds units of a stable value fund managed by Wilmington Trust Company (“Wilmington”). Wilmington is the Plan trustee and therefore, these transactions qualify as party-in-interest transactions. The Plan also holds shares of United Community Financial Corp. Stock of which there were $13,567 cash dividends paid during 2014. These holdings are considered a related party investment. Notes receivable from participants also reflect party-in-interest transactions. Most administrative expenses of the Plan are paid for by the Company. During 2014, the Plan paid fees of $96,999 to its third party administrators.

In May, 2013, the Company submitted a Prohibited Transaction Exemption application to the US Department of Labor. The application relates to the acquisition and holding of stock subscription rights as “qualified employer securities” by the Plan during the subscription period of offering which began in March, 2013 for Company common stock shareholders. In order to treat the plan participant shareholders the same as other shareholders, the Plan participated in the rights offering. However, although Company common stock qualifies as “qualified employer securities,” subscription rights to acquire stock do not technically fall within that definition. Therefore, to comply with relevant Department of Labor guidance, the Company submitted the exemption application. In July 2014, the Department of Labor has granted this exemption.

NOTE 7—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013, to the Form 5500:

	December 31,	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$25,340,497	$24,379,915
Excess of estimated fair value over contract value on investment in stable value fund	22,597	11,732

Net assets per the Form 5500	$25,363,094	$24,391,647

(CONTINUED)

11.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 7—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2014, per the financial statements to the net income reported in the 2014 Form 5500:

Increase in net assets available for benefits per the financial statements	$960,582
Current year excess of contract value of estimated fair value of investments in stable value fund	10,865

Increase in net assets available for benefits per the Form 5500	$971,447

NOTE 8—TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2008, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

Generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 9—TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $83,208 at December 31, 2014 and $83,864 at December 31, 2013.

(CONTINUED)

12.

SUPPLEMENTAL SCHEDULE

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common stock
*	United Community Financial Corp.	Common stock, 632,017 shares	**	$3,393,931

				3,393,931
	Registered investment companies
	Pioneer Investments	Pioneer Strategic Income Fund,
		1,852 shares	**	19,875
	Victory Funds	Victory Diversified Stock Fund,
		76,779 shares	**	1,584,720
	Invesco Investments	Invesco International Growth Fund,
		19,661 shares	**	633,487
	Victory Funds	Victory Established Value Fund,
		21,893 shares	**	729,695
	American Funds	New World Fund,
		685 shares	**	36,179
	American Funds	American Balanced Fund,
		91,265 shares	**	2,258,800
	American Funds	The Bond Fund of America,
		36,772 shares	**	471,045
	Davis Funds	Davis New York Venture Fund A,
		38,400 shares	**	1,414,666
	American Funds	EuroPacific Growth Fund,
		15,692 shares	**	739,582

*	- Denotes party-in-interest
**	- All investments are participant directed, therefore historical cost information is not required.

13.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American Funds	Fundamental Investors Fund,
		34,075 shares	**	$1,773,965
	American Funds	Growth Fund of America A,
		38,195 shares	**	1,630,150
	American Funds	Investment Company of America Fund A,
		51,456 shares	**	1,907,985
	American Funds	Small World Class A,
		23,614 shares	**	1,069,950
	MFS Investment Management	MFS Total Return Fund,
		56,930 shares	**	1,035,560
	Franklin Templeton Investments	Franklin Small Mid Cap Growth Fund,
		19,829 shares	**	716,824
	Franklin Templeton Investments	Franklin U.S. Government Securities Fund,
		88,849 shares	**	577,516
	American Funds	AMCAP A Fund
		54,955 shares	**	1,538,741
	Seligman	Seligman Communication & Information Fund,
		10,867 shares	**	605,635
	Thornburg	Thornburg International Value Fund,
		21,876 shares	**	587,370

*	- Denotes party-in-interest
**	- All investments are participant directed, therefore historical cost information is not required.

14.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Pimco Advisors	Pimco Low Duration Fund,
		42,604 shares	**	$427,744
	Blackrock	Global Allocation Fund,
		1,194 shares	**	23,597
	Ivy	Asset Strategy Fund,
		1,557 shares	**	39,683
	JP Morgan	Smart Retire 2020,
		1,539 shares	**	28,182
	JP Morgan	Smart Retire 2025,
		1,485 shares	**	26,337
	JP Morgan	Smart Retire 2030,
		1,350 shares	**	25,741
	JP Morgan	Smart Retire 2035,
		307 shares	**	5,608
	JP Morgan	Smart Retire 2040,
		1,061 shares	**	20,762
	JP Morgan	Smart Retire 2045,
		208 shares	**	3,845
	JP Morgan	Smart Retire 2050,
		241 shares	**	4,445

*	- Denotes party-in-interest
**	- All investments are participant directed, therefore historical cost information is not required.

15.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	JP Morgan	Smart Retire Inc.,
		2,159 shares	**	$37,849
	Federated Funds	Federated Government Obligations Fund,
		768,178 shares	**	768,178

				20,743,716
	Stable value fund
*	Wilmington Trust Company	Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III 35,043 units	**	617,937
				617,937

	Notes receivable from participants
*	Notes receivable from participants	Notes receivable from participants with interest rates ranging from 4.25%- 5.50% and maturity dates ranging from February 28, 2015 to March 17, 2023
				428,857

				428,857

				$25,184,441

*	- Denotes party-in-interest
**	- All investments are participant directed, therefore historical cost information is not required.

16.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME SAVINGS & LOAN COMPANY 401(k) SAVINGS PLAN

By: The Home Savings & Loan Company of Youngstown, Ohio

Its: Administrator

Date: June 23, 2015	/s/ Cynthia M. Cerimele
Cynthia M. Cerimele
Vice President, Human Resources

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Crowe Horwath LLP Independent Auditors